Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue Preferred Shares

February 27, 2015 - TORONTO – The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced a domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 7 (the “Series 7 Shares”).

TD has entered into an agreement with a group of underwriters led by TD Securities Inc. to issue, on a bought deal basis, 12 million Series 7 Shares at a price of $25.00 per share to raise gross proceeds of $300 million. TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series 7 Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing.

The Series 7 Shares will yield 3.60% annually, payable quarterly, as and when declared by the Board of Directors of TD, for the initial period ending July 31, 2020. Thereafter, the dividend rate will reset every five years at a level of 2.79% over the then five-year Government of Canada bond yield.

Subject to regulatory approval, on July 31, 2020 and on July 31 every 5 years thereafter, TD may redeem the Series 7 Shares, in whole or in part, at $25.00 per share. Subject to TD's right of redemption, holders of the Series 7 Shares will have the right to convert their shares into Non-Cumulative Floating Rate Preferred Shares, Series 8 (the “Series 8 Shares”), subject to certain conditions, on July 31, 2020, and on July 31 every five years thereafter. Holders of the Series 8 Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TD, equal to the three-month Government of Canada Treasury bill yield plus 2.79%.

The expected closing date is March 10, 2015. TD will make an application to list the Series 7 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Bank, as previously announced, will redeem its outstanding Non-cumulative Redeemable Class A First Preferred Shares, Series P and Series Q on March 2, 2015. It is the intention of the Bank to exercise its right to redeem all of its outstanding 10 million Non-cumulative Redeemable Class A First Preferred Shares, Series R (the “Series R Shares”). The foregoing statement of intention does not constitute formal notice of redemption. Should the Bank exercise its right to redeem the Series R Shares, formal notice of redemption will be issued by the Bank in due course.

The Series 7 Shares and Series 8 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

This release contains forward looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific. Such risks and uncertainties may be beyond TD's control and may cause actual results to differ from the expectations expressed in the forward-looking statements. Certain risk factors are discussed in TD's 2014 Annual Report, as updated in TD's First Quarter 2015 Report to Shareholders. TD does not undertake to update any forward-looking statements except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Crystal Jongeward

Media Relations, Corporate & Public Affairs

416-308-1746